UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):   January 17, 2003

Cowlitz Bancorporation

(Exact Name of Registrant as specified in its charter)

Oregon	0-23881	91 - 529841
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

927 Commerce Ave., Longview, Washington	98632
Address of Principal Executive Office	Zip Code

Registrant's telephone number including area code 360-423-9088

(Former name or former address, if changed since last report)   Not applicable

1

Item 9. Regulation FD Disclosure

       Today Cowlitz Bancorp filed amended reports on Form 10-K/A for December 31, 2001 and on Form 10-Q/A for the quarters ended March 31, 2002 and June 30, 2002. These amended reports responded to comments made by the SEC staff after a routine review of the Company's recent filing. Generally, the amendment expanded and clarified disclosures and other financial information included in the reports. There was no change to the Company's reported net earnings or shareholders' equity for these periods.


SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COWLITZ BANCORPORATION
(Registrant)

Date: January 17, 2003   By: /s/ Don P. Kiser
                                    Don P. Kiser
                                    Vice-President, Chief Financial Officer, and Secretary
                                    Acting Officer-In-Charge